  [WFAF Letterhead]

March 26, 2010

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:       Wells Fargo Funds Trust

            Wells Fargo Small Cap Disciplined Fund

            Response to Comments on Preliminary Proxy Statement, filed March 12, 2010

Dear Ms. Stirling:

Thank you for your verbal comments and suggestions of March 18, 2010 to the preliminary proxy statement filed March 12, 2010 on behalf of the Wells Fargo Small Cap Disciplined Fund (the “Fund”).  As discussed, it is our intention to print and mail the definitive proxy statement for the Fund by April 1, 2010.  Therefore, the definitive proxy statement we will file for the Fund by that date will reflect changes in accordance with your comments as well as other non-material changes.  For your convenience, your comments are summarized in boldface type below, immediately followed by our responses.

Comment:       You asked that pursuant to Item 22(c)(1)(i) of Schedule 14A that we state the date of the Current Agreement, as we have defined that term in the Preliminary Proxy Statement, and indicate the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission.

Response:      The date of the Current Agreement is March 1, 2001, and was last submitted to a vote of security holders on October 15, 2004, pursuant to a proxy solicitation regarding the acquisition of the Strong Small/Mid Cap Fund by the Wells Fargo Advantage Small Cap Disciplined Fund, and approved at the special meeting of the shareholders of the Strong Small/Mid Cap Fund on December 10, 2004.  We will include this information in the Definitive Proxy Statement we intend to file with the SEC on or about April 1, 2010.

Comment:       You ask that pursuant to Item 22(c)(1)(vi) of Schedule 14A, we state the date of termination or non-renewal of the Current Agreement, as we have defined that term in the Preliminary Proxy Statement, identify the parties involved, and describe the circumstances of such termination or non renewal.

Response:      The Current Agreement will be reapproved for continuation by the Board of Trustees for the Fund on March 27, 2010.   However, it should be noted that the Board, at its January 11, 2010 meeting, unanimously approved the termination of the Current Agreement with WCM to take effect simultaneously with, and subject to shareholder approval of, the New Sub-Advisory Agreement, which is presently scheduled to occur at a special shareholder meeting held for such purposes on May 18, 2010.

Comment:       You requested that we add information to the table comparing the New Sub-Advisory Agreement to the Current Agreement, such as a summary paragraph or other information that would better allow the shareholder to compare the differences between the Fund’s principal investment strategies and principal investments highlighted in the table.

Response:         We will summarize the information to the table illustrating the differences between the strategies as follows:

If the new Sub-Advisory agreement is approved by shareholders, the Fund’s name, principal investments and principal investment strategies would emphasize the intrinsic value style brought by MWCM to the Fund. The Fund would be renamed the Wells Fargo Advantage Intrinsic Small Cap Value Fund and would have new principal investments and principal investment strategies to more accurately reflect the intrinsic value small cap investment style and process that is proposed to be followed by MWCM in contrast to WCM’s investment strategy.  The changes would leverage MWCM’s demonstrated capabilities in small-cap investing, as evidenced by its history of managing certain individual and institutional accounts in this style, and remove the allowable investment policy of up to 25% of the Fund’s total assets in equity securities of foreign issuers, to better reflect the new strategy that MWCM intends to implement.  All of these changes have been approved by the Board of Trustees and do not require shareholder approval.

*          *          *          *

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed, it is our intention to print and mail the definitive proxy statement for the Funds by April 1, 2010 that will reflect changes in accordance with your comments, as expressed in this letter, as well as other non-material changes.  Please feel free to call me at (415) 947-4805 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Lawrence Hing

Senior Counsel